

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Dr. Dietrich Stephan
Chief Executive Officer and Director
NeuBase Therapeutics, Inc.
350 Technology Drive, Fourth Floor
Pittsburgh, PA 15219

> **Re: NeuBase Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2023**
> **File No. 333-273494**

Dear Dr. Dietrich Stephan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Hartlin, Esq.